SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BYLAWS OF THE ACCOUNTING AND TAX POLICIES AND FINANCIAL STATEMENTS SUB-COMMITTEE

Article 1 – The Accounting and Tax Policies and Financial Statements Sub-Committee is a division that is subordinated to the Audit Committee and to the Board of Directors, and has the following duties and responsibilities:

(a) from time to time revise the accounting and tax policies and financial statements of the Company and to make recommendations to the Board of Directors;

(b) follow-up and assess the compliance with the accounting and tax policies and financial statements adopted by the Company;

(c) prepare and provide to the Audit Committee a summary of review and approval of the matters discussed by the Sub-Committee;

(d) submit quarterly presentations to the Audit Committee about matters within its incumbency; and

(e) advise the Audit Committee of issues which it understands that should be the subject matter of assessment, review and/or any other action by the referred Audit Committee.

Article 2 – The Accounting and Tax Policies and Financial Statements Sub-Committee shall comprise up to five (5) members, elected by the Board of Directors, namely: the Chief Financial Officer (CFO) or one Executive Officer with equivalent duties, and may be elected also independent experts, as special technical members, for terms of office of one (1) year, reelection being permitted.

Article 3 – The Accounting and Tax Policies and Financial Statements Sub-Committee shall have one Secretary, selected among its members, by mutual agreement, at the time of the first meeting of the Sub-Committee, who shall exercise his duties for a term of one (1) year.

Paragraph One — In the absence of the Secretary, he will be replaced by any of the other members of the Sub-Committee. A chairman of the meetings shall be appointed at each meeting, among the members of the Sub-Committee.

Paragraph Two — In case of vacancy in the office of Secretary, a new Secretary shall be elected, whose duties shall be exercised until the expiration of the term of office of the member being replaced.

Article 4 – The Accounting and Tax Policies and Financial Statements Sub-Committee shall hold regular meetings once at every quarter, and special meetings, whenever called by the Secretary, on his own initiative or upon request of any of the other members of the Sub-Committee.

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Article 5 – A minimum quorum of two (2) members is required for the Accounting and Tax Policies and Financial Statements Committee to validly adopt resolutions, which shall be made by majority vote. In case of tie vote, a new meeting shall be required to be held, with the attendance of all the members of the Sub-Committee, for the matter to be once again submitted to voting and decided.

Sole Paragraph – In the absence of a minimum quorum, as required in the head paragraph of this Article, the Secretary will call a new meeting, which shall be held as urgently as required for the matter to be decided.

Article 6 – The meetings of the Accounting and Tax Policies and Financial Statements Sub-Committee shall be called by any written means (fax, letter and/or e-mail).

Article 7 – The decisions of the Accounting and Tax Policies and Financial Statements Sub-Committee shall be made by majority vote, and the member whose vote was defeated will be entitled to have it recorded in the Minutes of the respective meeting.

Article 8 – Minutes shall be drawn-up for all the meetings of the Accounting and Tax Policies and Financial Statements Sub-Committees, which shall be signed by all the attendees.

Article 9 – At the first meeting of the Accounting and Tax Policies and Financial Statements Sub-Committee after its organization, the Sub-Committee shall approved an annual schedule of activities.

Article 10 – During the meetings, any acting member of the Accounting and Tax Policies and Financial Statements Sub-Committee will be entitled to request and to individually review corporate books and other documents, make notes and remarks thereof, which shall be discussed and resolutions shall be made with respect thereto at the respective meetings, provided that such books and documents refer to the matters within the incumbency of the Sub-Committee, under the terms of Article 1 above.

Sole Paragraph – Review of the documents shall not be permitted unless at the head-office of the Company and upon prior request.

Article 11 – Requests for information and/or explanations about the Company’s business from any permanent member of the Accounting and Tax Policies and Financial Statements Sub-Committee shall be filed with the management bodies of the Company, in a proper form signed by the Secretary of the Accounting and Tax Policies and Financial Statements Sub-Committee.

Article 12 – It is the duty of the Secretary to:

(a) call the members of the Sub-Committee to the meetings at least five (5) business days in advance; and

(b) request to the management of the Company such information and/or explanations deemed to be necessary under the terms described in article 10 above.

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Sole Paragraph – It is permitted for the Secretary to request to the Board of Executive Officers to make persons available for supporting the meetings of the Accounting and Tax Policies and Financial Statements Sub-Committee.

Article 13 – The presence of members of the Accounting and Tax Policies and Financial Statements Sub-Committee at General Shareholders’ Meetings and Board of Directors’ Meetings, in order to answer to requests of information possibly made by the shareholders or directors may be required by the Board of Directors, in writing, at least five (5) days in advance.

Article 14 – The Accounting and Tax Policies and Financial Statements Sub-Committee may prepare Policies about the matters within its scope of incumbency, under the terms of Article 1 above, which Policies may be changed from time to time by the Accounting and Tax Policies and Financial Statements Sub-Committee itself, provided that these changes are made by unanimous resolution of the Sub-Committee members, without prejudice to the provisions in Article 7 above.

Article 15 – Any cases not expressly provided for herein shall be decided by the Board of Directors.

[Bylaws of the Accounting and Tax Policies and Financial Statements Sub-Committee approved at the Meeting of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. held on August 12, 2016]

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.